EX 99.5

NETCO ENERGY INC.

Consolidated Financial Statements

December 31, 2003 and 2002

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Income and Retained Earnings

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Direct Operating Expenses

Schedules of Consolidated General and Administrative Expenses

ELLIS FOSTER
           CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada V6J 1G1
Telephone:(604) 734-1112 Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

AUDITORS’ REPORT

To the Shareholders of

NETCO ENERGY INC.

We have audited the consolidated balance sheet of Netco Energy Inc. as at December 31, 2003 and the consolidated statements of income and retained earnings and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation in their report dated April 25, 2003.

Vancouver, Canada April 29, 2004	“ELLIS FOSTER” Chartered Accountants

E	F

A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

NETCO ENERGY INC.

Consolidated Balance Sheets
December 31, 2003 and 2002
		2003	2002

ASSETS

Current
Cash and cash equivalents		$23,194	$122,335
Accounts receivable		538,010	420,981
Prepaid expenses		191,525	200,105

		752,729	743,421

Equipment (note 4)		-	2,553

Petroleum and natural gas interests (note 5)		3,774,192	2,127,292

		$4,526,921	$2,873,266

LIABILITIES

Current
Accounts payable and accrued liabilities		$206,424	$120,715

Convertible debentures (note 6)		1,000,000	-

		1,206,424	120,715

SHAREHOLDERS' EQUITY

Share capital (note 7)		10,024,234	9,634,484

Contributed surplus		3,900	-

Deficit		(6,707,637)	(6,881,933)

		3,320,497	2,752,551

		$4,526,921	$2,873,266

Approved by the Directors:	"John R. Hislop"	"Chris Schultze"
	John R. Hislop	Chris Schultze

NETCO ENERGY INC.

Consolidated Statements of Income and Retained Earnings
Years Ended December 31, 2003 and 2002
	2003	2002

Revenue
Petroleum and natural gas interests	$3,409,365	$1,281,645

Royalties	862,286	208,154

	2,547,079	1,073,491

Direct operating expenses (schedule)	2,007,298	473,732

Operating income	539,781	599,759

General and administrative expenses (schedule)	368,388	201,245

Income before other items	171,393	398,514

Other items
Foreign exchange gain (loss)	(368)	28,833
Gain from disposition of petroleum and natural gas interests	-	443,079
Interest income	5,003	7,699
Writedown of equipment	(1,732)	-

Net income for the year	174,296	878,125

Deficit, beginning of year	(6,881,933)	(7,760,058)

Deficit, end of year	$(6,707,637)	$(6,881,933)

Earnings per share
- basic	$0.03	$0.14
- diluted	$0.02	$0.13

Weighted average number of
common shares outstanding:
- basic	6,717,206	6,462,000
- diluted	7,472,068	6,805,000

NETCO ENERGY INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002
	2003	2002

Cash flows from (used in) operating activities
Net income for the year	$174,296	$878,125
Adjustment for items not involving cash:
Depletion and amortization	1,526,893	311,000
Foreign exchange (gain) loss	-	(28,833)
Gain from disposition of petroleum and
natural gas interests	-	(443,079)
Stock-based compensation	3,900	-
Writedown of equipment	1,732	-

	1,706,821	717,213
Changes in non-cash working capital:
Increase in accounts receivable	(117,029)	(366,574)
Decrease (increase) in prepaid expenses
and deposits	8,580	(195,917)
Increase in accounts payable
and accrued liabilities	85,709	82,203
Decrease in deposit received	-	(25,000)

	1,684,081	211,925

Cash flows used in investing activities
Acquisition of petroleum and natural gas interests	(3,172,972)	(552,452)

Cash flows from financing activities
Issuance of common shares	389,750	200,000
Issuance of convertible debenture	1,000,000	-

	1,389,750	200,000

Decrease in cash and cash equivalents	(99,141)	(140,527)

Cash and cash equivalents, beginning of year	122,335	262,862

Cash and cash equivalents, end of year	$23,194	$122,335

NETCO ENERGY INC.

Notes to Consolidated Financial Statements
December 31, 2003 and 2002

1.         Continued Operations

The Company was incorporated under the laws of the Province of Alberta on May 21, 1993 under the name of Green River Holdings Inc.  On July 28, 2000, the Company changed its name to Netco Energy Inc.  The Company’s principal business activity is the exploration, development and production of petroleum and natural gas reserves located in Canada.

2.         Change in Accounting Policy

Effective January 1, 2003, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Handbook, Section 3870, Stock-based compensation and other stock-based payments. Under the new recommendation, the Company adopted the fair value for all direct awards of stocks and applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares, and the expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company’s stock.

The adoption of the new accounting policy has no cumulative effect on the prior year’s financial statements.

3.         Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)        Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary, Green River Petroleum USA Inc., incorporated in the State of Wyoming.  The subsidiary was inactive throughout the year and all inter-company transactions and balances have been eliminated on consolidation.

(b)        Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

3.         Significant Accounting Policies   (continued)

(c)        Income Taxes

The Company has adopted the provision of CICA Handbook Section 3465, Income Taxes.  Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period.

Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(d)        Equipment

Equipment is recorded at cost.  The Company provides for amortization at the following annual rate:

                        Office equipment                   20% declining balance

(e)        Petroleum and Natural Gas Interests

The Company follows the full cost method of accounting for petroleum and natural gas interests whereby all costs of exploration for and development of, petroleum and natural gas reserves are capitalized.  These costs include lease acquisition costs, geological and geophysical expenses, drilling costs of successful as well as unsuccessful wells and overhead charges related directly to the exploration.  The carrying value of petroleum and natural gas interests are not intended to report replacement or current market values.

Depletion of exploration and development costs is provided using the unit of production method based on estimated proven petroleum and natural gas reserves.

If the interests are sold or abandoned, the proceeds will be applied against capitalized costs unless such sale significantly impacts the rate of depletion.

Costs associated with unproven reserves are reviewed by management to determine whether or not they have become impaired.  If impairment occurs, the carrying value of the related interest will be reduced to reflect the estimated net realizable value.  The estimate will be based on the then current conditions and it is possible that changes could occur which would adversely affect management’s estimates resulting in further write downs of the carrying value of the interest.

3.          Significant Accounting Policies   (continued)

(f)         Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.  The Company has no cash equivalents as at December 31, 2003 and 2002.

(g)        Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.  Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(h)        Property Option Agreements

From time to time, the Company may acquire or dispose of an interest pursuant to the terms of an option agreement.  Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.

(i)         Long-lived Assets Impairment

Long-term assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the assets will be written down to their fair value.

4.           Equipment

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Office equipment	$ -	$ -	$ -	$ 2,553

5.         Petroleum and Natural Gas Interests

As at December 31, 2003, the Company’s petroleum and natural gas interests include the following acquisition costs and accumulated depletion:

	Cost	Accumulated Depletion	Total 2003	Total 2002
Petroleum and natural gas interests	$ 5,606,483	$ 1,832,291	$ 3,774,192	$ 2,127,292

(a)        On January 29, 2003, the Company entered into a Farmout agreement with Warrior Energy Inc. (“Warrior”) in which the Company  has the option to pay 100% of the costs to drill, test, cap, complete or abandon one well in the Greencourt area of Alberta in order to earn a 60% working interest in the well and one Section and a 20% working interest in an adjoining Section comprising the Farmin lands.

On December 12, 2003, the Farmout agreement was amended wherein the Company and Warrior agreed to waive the requirement to complete and test the well to earn a 60% interest in the well and one Section in favour of the Company earning a 50% earned working interest in the test well, one Section and a 20% working interest in an adjoining Section comprising the Farmin lands.

On February 19, 2003 the Company entered into a Participation agreement with Warrior in which the Company has the option to pay 40% of the recompletion costs in two wells in the Morningside area of Alberta, to earn a 40% BPO and 12% APO working interest in the wells and Participation lands.

On April 21, 2003, the Company entered into a Farmin agreement dated April 21, 2003 with Warrior in which the Company has the option to pay  20% of the costs to drill, test, cap, complete or abandon one well in the Niton area of Alberta in order to earn a 12% working interest in the well and Farmin lands.

(b)       On May 1, 2003, the Company entered into a Participation Agreement with Makah Energy Corporation (“Makah”) in which the Company can participate in an undivided 50% interest in joint oil and gas exploration and development activities within an Area of Mutual interest in the Provost area of Alberta.

5.          Petroleum and Natural Gas Interests   (continued)

(c)        On November 26, 2002, the Company entered into a Farmout and Participation Agreement with Mustang Resources Inc. (“Mustang”) in which the Company has the option to pay 60% of the costs to drill to casing point or abandon one well in the Sylvan Lake area of Alberta in order to earn a 30% working interest in the well and Farmout lands.

(d)        On November 26, 2002, the Company entered into a Farmout Agreement with Zorin Exploration. (“Zorin”) in which the Company has the option to pay 55.5% of the costs to drill and complete two wells in the Granlea area of Alberta for the right to earn a 27.75% working interest in the wells and Farmout lands.

(e)        On October 18, 2001, the Company amended a Farmout Agreement, originally entered into on September 14, 2001 with Result Energy Inc. (“Result”) in which the Company agreed to 100% of the cost to re-enter a test well.

(f)          On August 2, 2001 and on September 21, 2001, the Company entered into Farmout Agreements Moxie Exploration Ltd. (“Moxie”) in which the Company has the option to pay 75% of the cost to drill and complete four wells in the Jumpbush area of Alberta, to earn a 37.5% working interest.

On October 10, 2001, the Company entered into a Participation Agreement with Moxie in which the Company has the option to participate in an undivided 50% interest in a test well in the Eyremore area of Alberta.

On January 15, 2003, the Company entered into a Participation Agreement with Moxie in which the Company has the option to pay 70% of the cost to drill and complete three test wells in the West Jumpbush area of Alberta, to earn a 35% working interest in the wells and Farmout lands.

Ownership in petroleum and natural gas interests involve certain inherent risks due to the difficulties in determining the validity of certain interests as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many petroleum and natural gas interests.  The Company has investigated the ownership of its interests and, to the best of its knowledge, they are in good standing.

6.           Convertible Debentures

	2003	2002

Convertible debentures payable, bearing interest at the rate of 15% per annum, payable quarterly, in arrears	$1,000,000	$ -

(a)        On April 22, 2003, the Company completed a non-brokered private placement with certain investors by issuing 100 debentures at $10,000 per issued debenture of 15% Convertible Debentures for gross proceeds of $1,000,000.

(b)        The debentures shall have a term of three years and any portion of the outstanding principal sum and accrued interest of each debenture is convertible into units in the capital of the Company at a price of $0.30 if converted during the first two years of the debenture or at a price of $0.33 if converted during the third year of the debenture.

Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.30 per share if the debenture is converted after the date of issuance and on or before one year following the date of issuance of the debenture; $0.40 per share if the debenture is converted after the first anniversary of the issuance and on or before two years following the date of issuance; and $0.50 per share if the debenture is converted after the second anniversary of the issuance and on or before the due date of the debenture.

(c)        As at December 31, 2003, the present value of the convertible debenture was $1,014,617 after applying a discount rate of 15% and accruing interest at 15%.  The Company has adopted the residual approach and has reported 100% of the debenture as a liability.

7.         Share Capital

(a)        Authorized: Unlimited number of common shares without par value

                               Unlimited number of preferred shares without par value.

(b)        Issued:

	2003		2002
	Number of Shares	Amount	Number of Shares	Amount

Common shares:
Balance, beginning of year	6,461,829	$9,634,484	4,749,329	$ 9,249,234
Shares issued for cash:
- private placement	-	-	1,000,000	200,000
- exercise of stock options	187,500	44,750	-	-
- exercise of warrants	1,500,000	345,000	712,500	185,250
Balance, end of year	8,149,329	$10,024,234	6,461,829	$9,634,484

(c)        Warrants

As at December 31, 2003 the Company has outstanding share purchase warrants entitling the holders to acquire additional common shares, as follows:

Number of Shares	Exercise Price	Expiry

1,000,000	$0.23	January 18, 2004

7.         Share Capital   (continued)

(d)        Stock Options

As at December 31, 2003, the Company has outstanding directors’ and employees’ incentive stock options enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date
93,500	$0.22	June 30, 2005
30,000	$0.27	February 20, 2008
123,500

During the year, the Company granted 30,000 stock options to employees and directors with an exercise price of $0.27 per share.  For the year ended December 31, 2003, the Company recorded stock-based compensation expense totalling $3,900.

 A summary of the stock option activity for the current year is as follows:

	2003		2002
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	331,000	$ 0.25	331,000	$ 0.25
Granted	30,000	0.27	-	-
Exercised	(187,500)	0.24	-	-
Forfeited / Cancelled	(50,000)	0.33	-	-

Balance, end of year	123,500	$ 0.23	331,000	$ 0.25

The weighted average fair value of stock options granted during the year ended December 31, 2003 was $0.27 per share.

Range of Exercise Prices	Number Outstanding	Number Exercisable	Average Remaining Contractual Life (year)	Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Exercisable Option

$0.22 - $0.27	123,500	123,500	2.65	$0.23	$0.23

8.         Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

9.         Related Party Transactions

The aggregate amount of expenditures made to parties not at arm’s length to the Company include:

	2003	2002

Management fees paid to a former director	$50,000	$60,000

Administrative and consulting fees paid to directors	$29,000	$ -

Management is of the opinion that the terms and conditions entered into are consistent with standard business practice.

10.       Income Taxes

The components of the Company’s future tax assets and liabilities are as follows:

	2003	2002

Future tax assets (liabilities):
Non-capital loss carryforwards	$ -	$ 2,000
Timing difference re: petroleum and natural gas interests	340,000	(2,000)

Total future tax assets	340,000	-

Valuation allowance	(340,000)	-

Net future tax assets	$ -	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  The amount of the future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.  A valuation allowance has been provided against all net future tax assets, as realization of such net assets is uncertain.

The Company’s unused Canadian exploration and development expenses, totalling approximately $4,460,000, are available to reduce Canadian taxable income earned in future years.  These unused expenses can be carried forward indefinitely.

A reconciliation of the statutory tax rate to the average effective rate for the Company is as follows:

	2003	2002
	%	%

Statutory income tax rate	40	40
Resource deductions utilized	(40)	(40)
Average effective tax rate	-	-

11.       Subsequent Events

(a)        The convertible debenture holders exercised their options to convert the principal and accrued interest resulting in the issuance of 3,414,473 common shares and 3,414,473 share purchase warrants.  Each warrant entitles the holder to purchase a further common share at a price of $0.30 per share on or before March 16, 2006.

(b)        A company under common control has acquired, through the exercise of share purchase warrants, ownership of one million common shares of the Company.  The warrants were exercised at a price of $0.23 per share for total proceeds of $230,000.

NETCO ENERGY INC.

Schedules of Consolidated Direct Operating Expenses
Years Ended December 31, 2003 and 2002
	2003	2002

Amortization	$821	$4,781
Depletion	1,526,072	306,219
Miscellaneous	9,061	99,389
Production expenses:
Mustang	24	153
Zorin	10,828	1,656
Makah	114,954	54,009
Result	3,558	4,948
Moxie	316,137	1,675
Warrior	25,843	902

	$2,007,298	$473,732

Schedules of Consolidated General and Administrative Expenses
Years Ended December 31, 2003 and 2002
	2003	2002

Insurance	$24,445	$11,400
Interest	125,049	-
Investor relations	-	5,702
Management fees	62,000	60,000
Office and general	71,983	73,937
Professional fees	64,125	36,811
Stock-based compensation	3,900	-
Transfer agent and filing fees	16,886	13,395

	$368,388	$201,245